Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
(212) 250-2500

December 14, 2012

Katherine Hsu
Robert Errett
Lulu Cheng
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C.  20549

Re:	Deutsche Mortgage & Asset Receiving Corporation Registration on Form S-3 File No. 333-184376

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Deutsche Mortgage & Asset Receiving Corporation (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on December 19, 2012 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DMARC SHELF ACCELERATION REQUEST

Very truly yours,

DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION

By:	/s/ Helaine M. Kaplan
	Name:	Helaine M. Kaplan
	Title:	President (Principal Executive Officer)

By:	/s/ Andrew Mullin
	Name:	Andrew Mullin
	Title:	Vice President, Treasurer, Chief Financial Officer and Chief Accounting Officer

cc:    Anna Glick, Esq.
 Cadwalader, Wickersham & Taft LLP

DMARC Shelf Acceleration Request